EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

(in millions, except ratios)

	Thirty-Nine Weeks Ended
	April 1, 2000	March 27, 1999(1)
Fixed charges and preferred stock dividend requirements:
Interest expense	$175	$173
Interest portion of rental expense	49	50

Total fixed charges before capitalized interest and preferred stock dividend requirements	224	223
Capitalized interest	7	5
Preferred stock dividend requirements(2)	15	15

Total fixed charges and preferred stock dividend requirements	$246	$243

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes	$1,245	$1,268
Less undistributed income in minority-owned companies	(6)	(4)
Add minority interest in majority-owned subsidiaries	26	23
Add amortization of capitalized interest	15	17
Add fixed charges before capitalized interest and preferred stock dividend requirements	224	223

Total earnings available for fixed charges and preferred stock dividend requirements	$1,504	$1,527

Ratio of earnings to fixed charges and preferred stock dividend requirements	6.1	6.3

(1)
In the second quarter of fiscal 1999, the Corporation recorded a pretax charge of $76 million in connection with a voluntary recall of certain of its packaged meat products.

  In the first quarter of fiscal 1999, the Corporation recorded a pretax gain of $137 million in connection with the sale of its international tobacco operations.

(2)
Preferred stock dividends in the above computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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